NEWS RELEASE

New York - AG	August 4, 2022
Toronto – FR
Frankfurt – FMV

First Majestic Reports Second Quarter Financial Results
and Quarterly Dividend Payment

Vancouver, BC, Canada – First Majestic Silver Corp. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the unaudited interim consolidated financial results of the Company for the second quarter ended June 30, 2022. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's website at www.firstmajestic.com or on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in U.S. dollars unless stated otherwise.

SECOND QUARTER 2022 HIGHLIGHTS

•Total production of 7.7 million silver equivalent (“AgEq”) ounces , up 20% compared to Q2 2021. Total production consisted of 2.8 million ounces of silver and 59,391 ounces of gold
•Quarterly revenues totalled $159.4 million, an increase of 3% compared to Q2 2021. The Company withheld approximately 0.2 million ounces of silver in inventory at the end of the quarter. Had the Company sold the withheld inventory, the Company would have generated approximately $5.2 million in additional revenue
•Mine operating earnings of $11.6 million, or a decrease of 61% compared to Q2 2021
•Operating cash flows before movements in working capital and taxes totalled $33.0 million, a decrease of 36% compared to Q2 2021
•Cash costs were $14.12 per AgEq ounce and All-in sustaining costs (“AISC”) (see “Non-GAAP Financial Measures”, below) were $19.91 per AgEq ounce
•Adjusted earnings of ($5.7) million (adjusted EPS of ($0.02)) (see “Non-GAAP Financial Measures”, below) after excluding non-cash and non-recuring items
•As of June 30, 2022, the Company had cash and cash equivalents of $117.7 million and restricted cash of $141.6 million totalling $259.3 million. Restricted cash is inclusive of $44.1 million which is expected to be converted to cash and cash equivalents in the third quarter
•Declared a cash dividend payment of $0.0061 per common share for the second quarter of 2022 for shareholders of record as of the close of business on August 16, 2022, and will be distributed on or about August 31, 2022
•Subsequent to quarter end, the Company repurchased 100,000 common shares at an average price of C$8.52 per share as part of its share repurchase program

“Throughout the second quarter, the silver price continued to experience significant volatility, declining approximately 20% from $25 to $20,” stated President and CEO, Keith Neumeyer. “As a result of this weakness, the Company refocused and successfully reduced its 2022 capital investments without impacting its strong growth in projected production. In Mexico, our three operations generated healthy profit margins as approximately 80% of our total production came in at a low AISC cost of $15.34 per ounce. In addition, we expect consolidated AISC to continue to trend lower throughout the next two quarters as production ramps up at Santa Elena and Jerritt Canyon, as well as other inflationary cost saving measures are achieved.”

OPERATIONAL AND FINANCIAL HIGHLIGHTS

Key Performance Metrics	2022-Q2	2022-Q1	Change Q2 vs Q1	2021-Q2	Change Q2 vs Q1
Operational
Ore Processed / Tonnes Milled	903,791	877,118	3%	826,213	9%
Silver Ounces Produced	2,775,928	2,613,327	6%	3,274,026	(15%)
Silver Equivalent Ounces Produced	7,705,935	7,222,002	7%	6,435,023	20%
Cash Costs per Silver Equivalent Ounce (1)	$14.12	$14.94	(5%)	$13.89	2%
All-in Sustaining Cost per Silver Equivalent Ounce (1)	$19.91	$20.87	(5%)	$19.42	3%
Total Production Cost per Tonne(1)	$114.55	$118.51	(3%)	$104.94	9%
Average Realized Silver Price per Silver Equivalent Ounce (1)	$23.93	$26.68	(10%)	$27.32	(12%)

Financial (in $millions)
Revenues	$159.4	$156.8	2%	$154.1	3%
Mine Operating Earnings	$11.6	$15.1	(23%)	$29.4	(61%)
Net (Loss) earnings	($84.1)	$7.3	NM	$15.6	NM
Operating Cash Flows before Movements in Working Capital and Taxes	$33.0	$35.3	(7%)	$51.2	(36%)
Cash and Cash Equivalents	$117.7	$192.8	(39%)	$227.1	(48%)
Working Capital (1)	$199.8	$194.4	3%	$276.3	(28%)
Free Cash Flow (1)	($37.5)	($40.4)	(7%)	($37.2)	1%

Shareholders
(Loss) Earnings per Share ("EPS") - Basic	($0.32)	$0.03	NM	$0.06	NM
Adjusted EPS (1)	($0.02)	($0.02)	8%	$0.05	(141%)
NM – Not meaningful

(1) The Company reports non-GAAP measures which include cash costs per silver equivalent ounce produced, all-in sustaining cost per silver equivalent ounce produced, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and free cash flow. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under the Company’s financial reporting framework. See “Non-GAAP Financial Measures” below.

Q2 2022 FINANCIAL RESULTS

The Company realized an average silver price of $23.93 per AgEq ounce during the second quarter of 2022, representing a 12% decrease compared to the second quarter of 2021 and a 10% decrease compared to the prior quarter.

Revenues generated in the second quarter totaled $159.4 million compared to $154.1 million in the second quarter of 2021. The increase in revenues was primarily attributed to inclusion of a full quarter of production from Jerritt Canyon and the processing of the Ermitaño ore at the Santa Elena mill, partially offset by weaker metal prices. Additionally, the Company withheld sales of approximately 0.2 million ounces of silver at the end of the quarter. Had the Company sold the withheld inventory, the Company would have generated approximately $5.2 million in additional revenue using the quarterly average realized price of $23.93 per ounce.

Mine operating earnings totaled $11.6 million compared to $29.4 million in the second quarter of 2021. The decrease in mine operating earnings is primarily attributed to lower metal prices, an increase in cost of sales and depreciation and depletion attributed to the addition of Jerritt Canyon and Ermitaño, partially offset by an increase in AgEq ounces sold.

During the quarter, following the completion of a tax audit, the Company successfully negotiated and signed a conclusive agreement with the Mexican tax authority, the Servicio de Administration Tributaria (“SAT”) via Corporación First Majestic S.A. de C.V. (“CFM”) through Mexico’s Office of the Taxpayer Ombudsman (“PRODECON”) to settle an uncertain tax position relating to intercompany debt financing in Mexico. In accordance with the conclusive agreement, CFM made a one-time payment of approximately $21.3 million in the period which has been recognized as a current tax expense during the period. In addition to the payment made, CFM agreed to surrender certain tax loss carry forwards resulting in a non-cash deferred tax expense of $54 million.

The Company reported net earnings of ($84.1 million) (EPS of ($0.32)) compared to $15.6 million (EPS of $0.06) in the second quarter of 2021. The decrease in net earnings was primarily attributed to a $78.7 million income tax expense compared to an expense of $1.0 million in the second quarter of 2021. This was partially offset by a reversal of impairment recorded at La Guitarra of $7.6 million as the mine was classified as an asset held-for-sale following the announcement in May 2022 to sell the property to Sierra Madre Gold and Silver Ltd. for approximately $35 million in share consideration.

Adjusted net earnings for the quarter was ($5.7) million (adjusted EPS of ($0.02)) compared to $12.7 million (adjusted EPS of $0.05) in the second quarter of 2021.

Cash flow from operations before movements in working capital and income taxes in the quarter was $33.0 million compared to $51.2 million in the second quarter of 2021.

As of June 30, 2022, the Company had cash and cash equivalents of $117.7 million and restricted cash of $141.6 million totalling $259.3 million. Restricted cash is inclusive of $44.1 million which is expected to be converted to cash and cash equivalents in the third quarter. The Company has total available liquidity of $299.8 million, including $100.0 million of available undrawn revolving credit facility.

OPERATIONAL HIGHLIGHTS

The table below represents the quarterly operating and cost parameters at each of the Company’s four producing mines during the quarter.

Second Quarter Production Summary	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Consolidated
Ore Processed / Tonnes Milled	197,102	228,487	264,555	213,647	903,791
Silver Ounces Produced	1,527,465	384,953	863,510	—	2,775,928
Gold Ounces Produced	18,354	22,309	96	18,632	59,391
Silver Equivalent Ounces Produced	3,046,664	2,241,763	871,365	1,546,143	7,705,935
Cash Costs per Silver Equivalent Ounce	$10.41	$12.34	$14.09	$23.99	$14.12
All-in Sustaining Cost per Silver Equivalent Ounce	$14.97	$15.34	$16.65	$29.29	$19.91
Cash Cost per Gold Equivalent Ounce	N/A	N/A	N/A	$1,989	N/A
All-In Sustaining Costs per Gold Equivalent Ounce	N/A	N/A	N/A	$2,429	N/A
Total Production Cost per Tonne	$155.09	$109.50	$44.58	$169.16	$114.55
(1) The Company reports non-GAAP measures which include cash costs per silver equivalent ounce produced, all-in sustaining cost per silver equivalent ounce produced, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under the Company's financial reporting framework. See “Non-GAAP Financial Measures”, below

Total production in the second quarter was 7.7 million AgEq ounces, consisting of 2.8 million ounces of silver and 59,391 ounces of gold, representing a 20% increase compared to the second quarter of 2021 primarily due to a full quarter of production from the Jerritt Canyon mine and successful ramp up of the Ermitaño mine at Santa Elena.

COSTS AND CAPITAL EXPENDITURES

Cash cost for the quarter was $14.12 per AgEq ounce, compared to $14.94 per ounce in the previous quarter. The decrease in cash costs per AgEq ounce was primarily attributed to an increase in AgEq production and implementation of costs saving measures. Production at Santa Elena and La Encantada increased by 20% and 34%, respectively, compared to the prior quarter, driven by the successful ramp up of the Ermitaño mine and a 30% increase in silver grades at La Encantada compared to the prior quarter. Additionally, the Company has implemented a number of costs saving measures in an effort to combat the inflationary impacts.

AISC in the second quarter was $19.91 per ounce compared to $20.87 per ounce the previous quarter. The decrease in AISC per AgEq ounce was primarily attributed to lower cash costs per AgEq ounce as well as a decrease in general and administrative costs and share-based payments during the quarter.

Total capital expenditures in the second quarter were $70.0 million, primarily consisting of $14.4 million at San Dimas, $16.4 million at Santa Elena, $2.8 million at La Encantada, $26.9 million at Jerritt Canyon and $9.5 million for strategic projects.

Q2 2022 DIVIDEND ANNOUNCEMENT

The Company is pleased to announce that its Board of Directors has declared a cash dividend payment in the amount of $0.0061 per common share for the second quarter of 2022. The second quarter cash dividend will be paid to holders of record of First Majestic’s common shares as of the close of business on August 16, 2022 and will be distributed on or about August 31, 2022.

Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 1% of the Company’s net quarterly revenues divided by the Company’s then outstanding common shares on the record date.

The amount and distribution dates of future dividends remain at the discretion of the Board of Directors. This dividend qualifies as an ‘eligible dividend’ for Canadian income tax purposes. Dividends paid to shareholders outside Canada (non-resident investors) may be subject to Canadian non-resident withholding taxes.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Jerritt Canyon Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine.

First Majestic is proud to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at its Bullion Store at some of the lowest possible premiums.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Non-GAAP Measures

This press release includes reference to certain financial measures which are not standardized measures under the Company's financial reporting framework. These measures include cash costs per silver equivalent ounce produced, all-in sustaining cost (or “AISC”) per silver equivalent ounce produced, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and cash flow per share. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. These measures are widely used in the mining industry as a benchmark for performance but do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures disclosed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For a complete description of how the Company calculates such measures and a reconciliation of certain measures to GAAP terms please see "Non-GAAP Measures" in the Company's most recent management discussion and analysis filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov and which is incorporated by reference herein.

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: conversion of restricted cash and payment of dividends. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; general economic conditions including inflation risks related to the integration of acquisitions; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.